NYSE
AN ICE EXCHANGE

February 10, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ADVISOR MANAGED PORTFOLIOS, under the Exchange Act of 1934:

- Reckoner Yield Enhanced AAA CLO Annual ETF
- Reckoner Yield Enhanced AAA CLO Reinvesting ETF
- Reckoner BBB-B CLO Annual ETF
- Reckoner BBB-B CLO Reinvesting ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com